

Mail Stop 3561

June 27, 2007

Mr. Michael F. Devine, III
Senior Vice President and Chief Financial Officer
Coach, Inc.
516 West 34th Street
New York, NY 10001

> **Re: Coach, Inc.**
> **Form 10-K for the Fiscal Year Ended July 1, 2006**
> **Filed August 25, 2006**
> **Form 10-Q for the Quarter Ended March 31, 2007**
> **Filed May 4, 2007**
> **File 1-16153**

Dear Mr. Devine:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 1, 2006

Nature of Operations and Significant Accounting Policies, page 42

General

1.   Please tell us whether you have entered into any cooperative advertising arrangements with other retailers in your Indirect segment. If so, please describe the arrangements and provide the amounts for each reporting period. Also indicate the line item of your statement of income in which the amounts are reported. To the extent material, please expand your discussion in future filings to provide these disclosures. Refer to EITF 01-9.

Note 15. Acquisition of Coach Japan, Inc.

2.   We note that the purchase price allocation was largely to goodwill. Tell us the deliberative process that you went through in determining the purchase price allocation. Specifically address why your allocation did not result in assigned fair values for tradenames or trademarks. Also tell us and disclose the business rationale that led you to pay such a premium over the fair value of the net assets acquired.

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief